Exhibit 99.2

Algonquin Power & Utilities Corp. Announces the Closing of $120 Million Preferred Share Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 9, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“Algonquin”) is pleased to announce the closing of the previously announced offering of Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”). Algonquin issued a total of 4,800,000 Series A Shares at $25 per share for aggregate gross proceeds of $120 million. For the initial period ending December 31, 2018, holders of Series A Shares are entitled to receive a cumulative quarterly fixed dividend of $1.1250 per share per annum (4.5% on the subscription price of $25 per share), as and when declared by the board of directors of the Corporation.

The offering was made on a bought deal basis through a syndicate of underwriters led by Scotiabank and TD Securities Inc., and included BMO Capital Markets, CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Capital Markets, Canaccord Genuity Corp., Cormark Securities Inc. and Raymond James Ltd.

The Series A Shares will commence trading on the Toronto Stock Exchange today under the symbol AQN.PRA.

The net proceeds of the offering will be used to fund a portion of Algonquin’s investment in two wind farms (Minonk and Senate) in the United States and for general corporate purposes.

About Algonquin Power & Utilities Corp.

Algonquin owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utilities business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares are traded on the Toronto Stock Exchange under the symbol AQN. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of Algonquin’s most recent annual report, quarterly report, and Algonquin’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, Algonquin undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905)465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:23e 09-NOV-12